Exhibit 99.3

Control Number:

Number of shares:

Registered Shareholder:

FORM OF PROXY CARD FOR SHAREHOLDERS OF

SSLJ.COM LIMITED

PROXY FOR EXTRAORDINARY GENERAL MEETING (THE “MEETING”) OF SHAREHOLDERS TO BE HELD OCTOBER 15, 2018, THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of SSLJ.com Limited (the “Company”) hereby acknowledges receipt of the Notice of Meeting and accompanying Proxy Statement, each dated September _, 2018. The undersigned hereby appoints WARREN WANG Proxy, with full power of substitution in him in the name, place and stead of the undersigned, to vote at the Meeting of Shareholders of the Company on Monday, October 15, 2018, at 10:00 A.M. Eastern Standard Time or at any postponements or adjournments thereof, according to the number of votes that the undersigned would be entitled to vote if personally present, upon the following matters. The Proxy will be voted in accordance with the instructions given below. The undersigned directs that the undersigned’s proxy be voted as follows:

Resolution	For	Against	Abstain
Re-elect Warren Wang as a director to the Board of Directors
Re-elect Ming Yi as a director to the Board of Directors
Re-elect Hon Man Yun as a director to the Board of Directors
Elect Chiang Hsien as a director to the Board of Directors
Elect Jiamin Ma as a director to the Board of Directors
Remove any other directors not elected at the Meeting from the Board of Directors

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy or proxies will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the Meeting. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

This Proxy Card may be executed in counterparts. Failure of any particular shareholder(s) to execute and deliver counterparts is immaterial so long as the holders of a majority of the voting power of the outstanding shares of the Company do execute and deliver counterparts.

This Proxy Card is solicited by the Company’s Board of Directors.

IN WITNESS WHEREOF, the undersigned has executed this Proxy Card on ________, 2018.

___________________________________________

Print name(s) exactly as shown on Stock Certificate(s)

Signature (and Title, if any)	Signature (if held jointly)

Sign exactly as name(s) appear(s) on stock certificate(s). If stock is held jointly, each holder must sign. If signing is by attorney, executor, administrator, trustee or guardian, give full title as such. A corporation or partnership must sign by an authorized officer or general partner, respectively.

Please sign, date and mail this Proxy Card to the following address or send the Proxy Card through facsimile or the e-mail address listed below:

Securities Transfer Corporation

2901 N. Dallas Parkway, Suite 380

Plano, Texas 75093

Attention: Proxy Department

You may also submit your Proxy Card by facsimile to (XX)XXX-XXXX or scan and email to XX@XXXXX.com.

The Proxy Statement, the form of Proxy Card and the Company’s Annual Report to Shareholders are available at www.xxxxxx.

How to vote online:

Step 1:	Go to www.____________ at any time 24 hours a day.
Step 2:	Login using the control number located in the top left hand corner of this proxy card.
Step 3:	Access the proxy voting link within that website to vote your proxy.